Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2013

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	5	$286	$263
Accounts receivable and other	5	322	372
Inventory		79	108
Financial assets	5	6	3

Current assets		693	746

Property, plant and equipment	6	7,794	7,970
Intangible assets	7	4,511	4,497
Standing timber	8	2,983	2,997
Investments in associates	9	2,199	2,179
Goodwill		644	636
Investment properties		202	213
Financial assets (non-current)	5	99	113
Other assets (non-current)		240	225
Deferred income tax assets		149	142

Total assets		$19,514	$19,718

Liabilities and partnership capital
Liabilities
Accounts payable and other		526	582
Non-recourse borrowings	10	646	663
Financial liabilities	5	46	46

Current liabilities		1,218	1,291

Corporate borrowings		715	946
Non-recourse borrowings (non-current)	10	6,586	6,330
Financial liabilities (non-current)	5	618	839
Other liabilities (non-current)		547	520
Deferred income tax liabilities		1,924	1,964
Preferred shares	5	20	20

Total liabilities		11,628	11,910

Partnership capital
Limited partners	13	3,605	3,632
General partner	13	26	27
Non-controlling interest – Redeemable Partnership units held by Brookfield	13	1,355	1,365
Non-controlling interest – in operating subsidiaries		2,900	2,784

Total partnership capital		7,886	7,808

Total liabilities and partnership capital		$19,514	$19,718

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three month period ended March 31
		2013	2012
US$ MILLIONS, UNAUDITED	Notes		(See Note 17)
Revenues		$612	$451
Direct operating costs		(308)	(240)
General and administrative expenses		(28)	(20)
Depreciation and amortization expense	6,7	(86)	(49)

		190	142
Interest expense		(108)	(95)
Share of earnings from investments in associates	9	17	1
Fair value adjustments		(16)	(6)
Mark-to-market on hedge contracts		(99)	(9)
Other expenses		(3)	(13)

(Loss) income before income tax		(19)	20
Income tax (expense) recovery
Current		(6)	(1)
Deferred		24	4

Net (loss) income		$(1)	$23

Attributable to:
Non-controlling interest – in operating subsidiaries		27	9
Non-controlling interest – Redeemable Partnership units held by Brookfield		(10)	3
General partner		7	4
Limited partners		(25)	7

Basic and diluted (loss) earnings per unit attributable to:
Limited partners		$(0.17)	$0.05

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF

COMPREHENSIVE (LOSS) INCOME

		For the three month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2013	2012 (See Note 2(b) and 17)
Net (loss) income		$(1)	$23

Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment		—	5
Other(1)		(8)	(1)
Taxes on the above items		2	—
Equity accounted investments	9	(4)	8

		(10)	12

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(66)	88
Cash flow hedges	5	27	16
Net investment hedges	5	13	(8)
Taxes on the above items		(5)	(2)
Equity accounted investments	9	(2)	(23)

		(33)	71

Total other comprehensive (loss) income		(43)	83

Comprehensive (loss) income		$(44)	$106

Attributable to:
Non-controlling interest – in operating subsidiaries		8	25
Non-controlling interest – Redeemable Partnership units held by Brookfield		(16)	22
General partner		7	4
Limited partners		(43)	55

(1)	Other reserves relate to unrealized actuarial losses.

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership units held by Brookfield
THREE MONTHS ENDED MARCH 31, 2013 US$ MILLIONS, UNAUDITED	Limited partners capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Non- Controlling Interest - Redeemable Partnership units held by Brookfield	Non- controlling interest – in operating subsidiaries	Total partnership capital
Balance as at January 1, 2013	$2,955	$48	$—	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$—	$272	$1,365	$2,784	$7,808

Net (loss) income	—	(25)	—	—	(25)	—	7	—	7	—	(10)	—	—	(10)	27	(1)
Other comprehensive loss	—	—	—	(18)	(18)	—	—	—	—	—	—	—	(6)	(6)	(19)	(43)

Comprehensive (loss) income	—	(25)	—	(18)	(43)	—	7	—	7	—	(10)	—	(6)	(16)	8	(44)
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(62)	—	—	(62)	—	(8)	—	(8)	—	(24)	—	—	(24)	—	(94)
Acquisition of interests (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	129	129
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Ownership changes (note 4)	—	—	76	—	76	—	—	—	—	—	—	30	—	30	—	106

Balance as at March 31, 2013	$2,957	$(39)	$76	$611	$3,605	$19	$2	$5	$26	$1,084	$(25)	$30	$266	$1,355	$2,900	$7,886

(1)	Refer to note 15 for an analysis of accumulated other comprehensive income by item.

	Limited Partners				General Partner				Non-Controlling Interest - Redeemable Partnership units held by Brookfield
THREE MONTHS ENDED MARCH 31, 2012 US$ MILLIONS, (See Note 17)	Limited partners capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)	Non- Controlling Interest - Redeemable Partnership units held by Brookfield	Non- controlling interest – in operating subsidiaries	Total partnership capital
Balance as at January 1, 2012	$2,597	$191	$261	$3,049	$19	$3	$2	$24	$942	$66	$125	$1,133	$1,683	$5,889

Net income	—	7	—	7	—	4	—	4	—	3	—	3	9	23
Other comprehensive income	—	—	48	48	—	—	—	—	—	—	19	19	16	83

Comprehensive income	—	7	48	55	—	4	—	4	—	3	19	22	25	106
Unit issuance	1	—	—	1	—	—	—	—	—	—	—	—	—	1
Partnership distributions	—	(50)	—	(50)	—	(4)	—	(4)	—	(19)	—	(19)	—	(73)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	261	261
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)

Balance as at March 31, 2012	$2,598	$148	$309	$3,055	$19	$3	$2	$24	$942	$50	$144	$1,136	$1,947	$6,162

(1)	Refer to note 15 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	4

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2013	2012
Operating Activities
Net (loss) income		$(1)	$23
Adjusted for the following items:
(Earnings) losses from investments in associates, net of distributions	9	(11)	6
Fair value adjustments		16	6
Depreciation and amortization expense		86	49
Mark-to-market on hedge contracts		99	9
Provisions and other items		7	12
Deferred tax recovery		(24)	(4)
Change in non-cash working capital, net		(25)	26

Cash from operating activities		147	127

Investing Activities
Acquisition of subsidiaries, net of cash acquired		(13)	(55)
Additions to investment in associates		(4)	(2)
Long-lived assets, net of disposals	6,7	(103)	(164)
Net settlement of foreign exchange contracts		7	9

Cash used by investing activities		(113)	(212)

Financing Activities
Distribution to general partner	14	(8)	(4)
Distribution to other unitholders	14	(86)	(69)
Corporate (repayments) borrowings		(222)	32
Subsidiary borrowings	10	323	112
Partnership units issued	13	2	1
Subsidiary distributions to non-controlling interest		(21)	(22)

Cash (used by) from financing activities		(12)	50

Cash and cash equivalents
Change during the period		22	(35)
Impact of foreign exchange on cash		1	1
Balance, beginning of period		263	153

Balance, end of period		$286	$119

The accompanying notes are an integral part of these financial statements.

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NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD OF JANUARY 1, 2013 TO MARCH 31, 2013

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility, transport, and energy businesses and freehold timberlands in North and South America, Australasia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BIP’’ and ‘‘BIP.UN’’, respectively. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

2.	SUMMARY OF ACCOUNTING POLICIES

a)	Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2012, except for the adoption of new Standards and amendments effective January 1, 2013 described in Note 2 b). The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2012 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on May 15, 2013.

b)	Recently Adopted Accounting Standards and Amendments

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2013. The impact of adopting these Standards on the partnership’s accounting policies and disclosures are as follows:

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 introduces a single control model for consolidation, irrespective of the nature of the investee. An investor that exerts power over the investee, has exposure to variable returns and has the ability to use its power to affect the amount of its returns, controls the investee and accordingly, is required to consolidate the investee.

IFRS 10 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current or prior periods presented.

IFRS 11 Joint Arrangements (“IFRS 11”) and IAS 28 Investment in Associates and Joint Ventures (“IAS 28”)

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, entities that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. Accordingly, IAS 28 has been amended to include the application of the equity method to investments in joint ventures.

IFRS 11 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current and prior periods presented.

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IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 integrates the disclosure requirements of interests in other entities to disclose information about significant judgments and assumptions the investor has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. Entities are also required to provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period.

The disclosures set out in IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period which require such disclosure; these disclosures will be otherwise included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes a single source of guidance for fair value measurements. The Standard defines fair value and establishes a framework for measuring fair value. The scope of IFRS 13 is broad; it applies to both financial instruments and non-financial items for which other IFRSs require or permit fair value measurements, except in specified circumstances. IFRS 13 was applied retrospectively and has not materially impacted the manner in which Brookfield Infrastructure measures its financial and non-financial assets and liabilities.

In general, the disclosure requirements for the fair value of financial instruments and non-financial items under IFRS 13 are more extensive than those required under previous standards. Certain disclosures required by IFRS 13 are effective for interim consolidated financial statements by virtue of amendments to IAS 34 and have been included in Note 5; remaining disclosure requirements, mainly relating to non-financial items measured at fair value, will be included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1 (“IAS 1”)

Brookfield Infrastructure has adopted the amendments to IAS 1 on January 1, 2013 with retrospective application. The amendments to IAS 1 require items to be presented in other comprehensive income (“OCI”) in two separate categories: (a) items that could be reclassified to profit or loss at a future point in time (e.g., impact of translation of foreign operations and net movement on cash flow hedges) and; (b) items that will never be reclassified to profit or loss (e.g., revaluation of property, plant and equipment). Income tax on items of other comprehensive income is required to be allocated on the same basis.

Brookfield Infrastructure has amended the consolidated statement of comprehensive (loss) income for all periods presented in the interim condensed and consolidated financial statements to reflect the presentation changes required under these amendments. Since these changes constitute reclassifications within the statements of comprehensive (loss) income, there is no net impact on comprehensive (loss) income.

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3.	ACQUISTION OF BUSINESSES

a)	Acquisition of UK Regulated Distribution operation

On November 13, 2012, Brookfield Infrastructure acquired a 100% interest in Inexus Group Limited, a UK regulated distribution operation, for consideration of $468 million. As part of this transaction, Brookfield Infrastructure also injected an additional $57 million into its existing UK regulated distribution operation to settle interest rate swaps in advance of the £600 million acquisition financing executed by the combined company. Since Brookfield Infrastructure has the right to elect the majority of the Board of Directors thereby providing Brookfield Infrastructure with control, the partnership will consolidate the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$468

Net consideration	$468

Fair value of assets and liabilities acquired as at November 13, 2012 (provisional)1:

US$ MILLIONS
Cash	$5
Accounts receivable and other	14
Intangible assets	97
Deferred income tax assets	106
Property, plant and equipment	1,410
Accounts payable and other	(70)
Non-recourse borrowings	(545)
Financial liabilities	(323)
Deferred income tax liability	(253)

Net assets acquired	$441

1.

The fair value of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

The excess of the contribution transferred by Brookfield Infrastructure over its share of the fair value of the operations’ net assets was recognized on the Statement of Financial Position as follows:

US$ MILLIONS
Consideration paid	$468
Fair value of net assets acquired	(441)

Goodwill arising on acquisition	$27

The goodwill recorded on acquisition represents the value of the anticipated growth in the number of new sales connections adding to the regulated asset base. None of the goodwill recognized is expected to be deductible for income tax purposes.

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b)	Acquisition of Chilean Toll Roads

On December 16, 2011, Brookfield Infrastructure invested $159 million for a 25% interest in Sociedad Concesionario Vespucio Norte Express S.A. (“AVN”), a Chilean toll road, through a Brookfield sponsored partnership. At that time, the investment was classified as an investment in an associate and accounted for using the equity method.

On October 1, 2012, Brookfield Infrastructure acquired an additional 26% interest in AVN for $170 million, bringing Brookfield Infrastructure’s total ownership interest to 51%. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

Brookfield Infrastructure accounted for this transaction as a deemed disposition of its 25% interest in AVN for consideration equal to the fair market value of the equity interest with a concurrent acquisition of 51% of AVN. The deemed disposition was accounted for as follows:

US$ MILLIONS
Fair value of net assets in AVN as of date of obtaining control	$163
Less: carrying value of investment in AVN immediately before obtaining control	171

Loss on deemed disposition of equity interest (“remeasurement loss”)	(8)
Amounts recognized in OCI in relation to AVN	16

Fair value gains and other items arising from AVN acquisition(1)	$8

1.	Fair value gains and other items of $8 million arising from the acquisition were recognized as fair value gains and other items on the Statements of Operating Results.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$170
Fair value of net assets in AVN as of date of obtaining control	163

Net consideration	$333

Fair value of assets and liabilities acquired as at October 1, 2012(provisional)1:

US$ MILLIONS
Cash	$69
Accounts receivable and other(2)	53
Intangible assets	1,443
Accounts payable and other	(32)
Non-recourse borrowings	(772)
Deferred income tax liability	(108)
Non-controlling interest(3)	(320)

Net assets acquired	$333

1.

The fair value of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

2.

The gross contractual amount of the acquired identifiable accounts receivable and other is $38 million. The estimated contractual cash flows not expected to be collected at the acquisition date is $10 million.

3.

Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the Chilean toll roads.

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c) Acquisition of North American District Energy operation

On October 31, 2012, Brookfield Infrastructure acquired a 25% interest in Enwave Energy Corporation, its North American district energy operation, for consideration of $74 million through a Brookfield sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$74

Net consideration	$74

Fair value of assets and liabilities acquired as at October 31, 2012(provisional)1:

US$ MILLIONS
Accounts receivable and other	$9
Property, plant and equipment	560
Accounts payable and other	(15)
Non-recourse borrowings[2]	(187)
Deferred income tax liability	(77)

Net assets acquired before non-controlling interest	290
Non-controlling interest[3]	(216)

Net assets acquired	$74

1.

The fair value of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

2.	Non-recourse borrowings includes $100 million of holding company debt drawn on the acquisition date.
3.

Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the North American district energy operation.

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4.	PARTIAL DISPOSITION OF UK REGULATED DISTRIBUTION OPERATION

In November 2012, a wholly-owned subsidiary of Brookfield Infrastructure entered into an arrangement whereby a 20% economic interest in its UK regulated distribution operation was granted to an institutional investor for £145 million subject to the UK regulated distribution operation attaining long-term financing under certain pre-defined contractual terms. In the event that the UK regulated distribution operation did not obtain long-term financing at the contractually specified terms within two years of the arrangement, the institutional investor had the right to request repayment of £145 million plus 3% interest. Consequently, the proceeds were recorded as a financial liability.

In March 2013, the UK regulated distribution operation satisfied the requirements within the contractual terms of the arrangement, which resulted in the derecognition of the financial liability as the £145 million initially received under the arrangement was recognized as proceeds on the disposal of a partial interest of a subsidiary.

The partial disposition of Brookfield Infrastructure’s 20% interest in the UK regulated distribution operation resulted in an adjustment to the carrying amounts of controlling and non-controlling interests to reflect the change in interest in the subsidiary. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration received was recognized directly in equity.

The partial disposition was accounted for as follows:

US$ MILLIONS
Fair value of consideration received (£145 million)	$221
Less: carrying value of 20% interest in UK regulated distribution operation allocated to non-controlling interest – in operating subsidiaries	(115)

Gain on changes in ownership interest recognized in equity (1)	$106

(1)

The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the interim condensed and consolidated Statements of Partnership Capital and attributed on a ratable basis to the partners of Brookfield Infrastructure based on their respective ownership interests existing at the date of the partial disposal. Amounts in accumulated other comprehensive income at the date of the partial disposition that were attributable to the UK regulated distribution operation were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest – in operating subsidiaries.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the condensed and consolidated Statements of Financial Position. Changes in the fair value of financial instruments classified as fair value through profit or loss are recognized in net (loss) income as Mark-to-market on hedge contracts. These items have been segregated from Other expenses to reflect the significance of these changes in the current period. Mark-to-market losses on financial instruments carried at fair value of $9 million for the three months ended March 31, 2012 have been reclassified from Other expenses to Mark-to-market on hedge contracts on the Condensed and Consolidated Statements of Operating Results to conform with current period presentation.

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Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at March 31, 2013:

US$ MILLIONS Financial Instrument Classification	FVTPL	Loans and Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$22	$264	$286
Accounts receivable and other financial assets	—	322	322
Financial assets (current and non-current)(1)	88	—	88
Restricted cash	—	17	17

Total	$110	$603	$713

Financial liabilities
Corporate borrowings	$—	$715	$715
Non-recourse borrowings (current and non-current)	—	7,232	7,232
Accounts payable and other financial liabilities	—	526	526
Preferred Shares	—	20	20
Financial liabilities (current and non-current)(1)	664	—	664

Total	$664	$8,493	$9,157

1.	Derivative instruments which are elected for hedge accounting totaling $2 million are included in financial assets and $95 million of derivative instruments are included in financial liabilities.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2012:

US$ MILLIONS Financial Instrument Classification	FVTPL	Loans and Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$12	$251	$263
Accounts receivable and other assets	—	372	372
Financial assets (current and non-current)(1)	99	—	99
Restricted cash	—	17	17

Total	$111	$640	$751

Financial liabilities
Corporate borrowings	$—	$946	$946
Non-recourse borrowings (current and non-current)	—	6,993	6,993
Accounts payable and other liabilities	—	582	582
Preferred shares	—	20	20
Financial liabilities (current and non-current)(1)	650	235	885

Total	$650	$8,776	$9,426

1.	Derivative instruments which are elected for hedge accounting totaling $82 million are included in financial assets and $234 million of derivative instruments are included in financial liabilities.

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The following table provides the carrying values and fair values of financial instruments as at March 31, 2013 and December 31, 2012:

	March 31, 2013		December 31, 2012
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$286	$286	$263	$263
Accounts receivable and other financial assets	322	322	372	372
Financial assets (current and non-current)	88	88	99	99
Restricted cash	17	17	17	17

Total	$713	$713	$751	$751

Financial liabilities
Corporate borrowings	$715	$718	$946	$946
Non-recourse borrowings	7,232	7,430	6,993	7,292
Accounts payable and other financial liabilities	526	526	582	582
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	664	664	885	885

Total	$9,157	$9,358	$9,426	$9,725

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three months ended March 31, 2013, pre-tax net unrealized gains of $27 million (2012: gains of $16 million) were recorded in other comprehensive income (loss) for the effective portion of the cash flow hedges. As at March 31, 2013, there was a net unrealized derivative liability balance of $94 million relating to derivative contracts designated as cash flow hedges (December 31, 2012: derivative liability balance of $146 million).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three months ended March 31, 2013 unrealized pre-tax net gains of $6 million (2012: losses of $17 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $7 million gain (2012: gain of $9 million) in other comprehensive income related to the net settlement of foreign exchange contracts in the period. As at March 31, 2013, there was a net unrealized derivative asset balance of $1 million relating to derivative contracts designated as net investment hedges (December 31, 2012: net unrealized derivative asset balance of $6 million).

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Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

•

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market.

Financial assets and liabilities measured at fair value on a recurring basis include $110 million (December 31, 2012: $111 million) of financial assets and $664 million (December 31, 2012: $650 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	March 31, 2013			December 31, 2012
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Cash equivalents	$—	$22	$—	$—	$12	$—
Financial assets (current and non-current)[1]	—	88	—	—	99	—

Financial liabilities
Financial liabilities (current and non-current)[1]	$—	$664	$—	$—	$650	$—

1.	Financial assets and liabilities relate to derivative instruments.

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6.	PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Timberland Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2012	$996	$2,240	$317	$570	$4,123
Additions (disposals)	90	434	34	(14)	544
Acquisitions through business combinations	2,035	3	686	—	2,724
Fair value adjustments	110	277	32	—	419
Reversal of impairment losses	—	—	—	95	95
Net foreign currency exchange differences	89	46	13	—	148

Balance at December 31, 2012	$3,320	$3,000	$1,082	$651	$8,053

Additions	48	46	8	—	102
Acquisitions through business combinations	5	—	—	—	5
Net foreign currency exchange differences	(172)	(14)	(24)	(3)	(213)

Balance at March 31, 2013	$3,201	$3,032	$1,066	$648	$7,947

Accumulated depreciation:
Balance at January 1, 2012	$(2)	$(27)	$(16)	$(5)	$(50)
Depreciation expense	(64)	(96)	(23)	(1)	(184)
Fair value adjustment	58	82	13	—	153
Reversal of impairment losses	—	—	—	1	1
Net foreign currency exchange differences	(2)	(2)	1	—	(3)

Balance at December 31, 2012	$(10)	$(43)	$(25)	$(5)	$(83)

Depreciation expense	(30)	(29)	(14)	—	(73)
Net foreign exchange differences	3	2	(2)	—	3

Balance at March 31, 2013	$(37)	$(70)	$(41)	$(5)	$(153)

Net book value:
March 31, 2013	$3,164	$2,962	$1,025	$643	$7,794

December 31, 2012	$3,310	$2,957	$1,057	$646	$7,970

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7.	INTANGIBLE ASSETS

US$ MILLIONS	March 31, 2013	December 31, 2012
Cost	$4,593	$4,566
Accumulated amortization	(82)	(69)

Total	$4,511	$4,497

Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	March 31, 2013	December 31, 2012
Regulated terminal	$2,615	$2,592
Chilean toll roads	1,438	1,421
UK port operation	326	348
Other[1]	132	136

Total	$4,511	$4,497

1.	Other intangibles are comprised of customer order backlogs and easements and permits to use and operate on government land.

The following table presents the change in the balance of intangible assets:

US$ MILLIONS	March 31, 2013
Cost at beginning of the period	$4,566
Additions through business combinations	5
Additions	24
Foreign currency translation	(2)

Balance at March 31, 2013	$4,593

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	March 31, 2013
Accumulated amortization at beginning of period	$(69)
Amortization	(13)

Balance at March 31, 2013	$(82)

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8.	STANDING TIMBER

US$ MILLIONS
Carrying amount:
Balance at January 1, 2013	$2,997
Gain arising from growth	32
Decrease resulting from harvest	(48)
Other	2

Balance at March 31, 2013	$2,983

9.	INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

	For the period ended
US$ MILLIONS	March 31, 2013	December 31, 2012
Balance at beginning of period	$2,179	$1,400
Share of earnings (loss) for the period	17	(1)
Foreign currency translation	—	62
Share of other reserves for the period	(6)	137
Additions	15	644
Distributions	(6)	(63)

Ending balance	$2,199	$2,179

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	March 31, 2013	December 31, 2012
North American gas transmission operation	$598	$594
South American transmission operation	696	669
Australasian energy distribution operation	385	384
Brazilian toll road operation	332	346
European port operation	146	147
Other associates	42	39

	$2,199	$2,179

Summarised financial information of investments in associates

The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	March 31, 2013	December 31, 2012
Financial position:
Total assets	$24,061	$23,976
Total liabilities	(15,301)	(16,563)

Net assets	$8,760	$7,413

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	Three months ended March 31
US$ MILLIONS	2013	2012
Financial performance:
Total revenue	$694	$594
Total income for the period	48	(3)

Brookfield Infrastructure’s share of associates’ net income	17	1

10.	NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	Mar. 31, 2013	Dec. 31, 2012
Current	$646	$663
Non-current	6,586	6,330

Total	$7,232	$6,993

During the three months ended March 31, 2013, Brookfield Infrastructure’s Australian railroad completed a refinancing of AUD$1,200 million, comprising an AUD$519 million bank facility with an average term of 4 years and weighted average interest rate of 5% and a note issuance of AUD$681 million with an average term of 10 years and weighted average interest rate of 7%. The proceeds were used to repay the $910 million drawn at the date of refinancing.

11.	SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income (loss) excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and other non-cash items. Adjusted EBITDA is calculated as FFO excluding the impact of interest and taxes.

	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED MARCH 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Timber	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$206	$252	$83	$38	$—	$579	$(218)	$251	$612
Costs attributed to revenues	(73)	(145)	(45)	(20)	—	(283)	116	(141)	(308)
General and administrative costs	—	—	—	—	(28)	(28)	—	—	(28)

Adjusted EBITDA	133	107	38	18	(28)	268	(102)	110
Other income	3	—	1	(1)	1	4	(3)	3	4
Interest expense	(43)	(36)	(17)	(6)	(5)	(107)	37	(38)	(108)
Cash taxes	(1)	(4)	—	—	—	(5)	5	(6)	(6)

FFO	92	67	22	11	(32)	160	(63)	69
Depreciation and amortization	(42)	(51)	(17)	—	—	(110)	49	(25)	(86)
Deferred taxes	1	18	6	(1)	(1)	23	(5)	6	24
Fair value adjustments	—	—	—	(4)	—	(4)	—	(12)	(16)
Mark-to-market on hedge contracts	(43)	(36)	—	—	(3)	(82)	(5)	(12)	(99)
Other expenses	(13)	1	(2)	—	(1)	(15)	7	1	(7)
Share of earnings from associates	—	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(27)	(27)

Net (loss) income attributable to partnership(2)	$(5)	$(1)	$9	$6	$(37)	$(28)	$—	$—	$(28)

(1)

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)	Includes net (loss) income attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.

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	Total attributable to Brookfield Infrastructure
FOR THE THREE MONTHS ENDED MARCH 31, 2012 US$ MILLIONS	Utilities	Transport	Energy	Timber	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
Revenues	$167	$174	$82	$35	$—	$458	$(175)	$168	$451
Costs attributed to revenues	(63)	(113)	(40)	(23)	—	(239)	99	(100)	(240)
General and administrative costs	—	—	—	—	(20)	(20)	—	—	(20)

Adjusted EBITDA	104	61	42	12	(20)	199	(76)	68
Other income	—	1	—	1	—	2	—	4	6
Interest expense	(39)	(24)	(18)	(7)	(5)	(93)	35	(37)	(95)
Cash taxes	—	—	—	—	—	—	1	(2)	(1)

FFO	65	38	24	6	(25)	108	(40)	33
Depreciation and amortization	(32)	(25)	(13)	—	—	(70)	26	(5)	(49)
Deferred taxes	16	(4)	9	(14)	—	7	1	(4)	4
Fair value adjustments	—	—	—	(2)	—	(2)	—	(4)	(6)
Mark-to-market on hedge contracts	4	—	—	—	(7)	(3)	(5)	(1)	(9)
Other expenses	(21)	(2)	(1)	—	(2)	(26)	17	(10)	(19)
Share of earnings from associates	—	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(9)	(9)

Net income (loss) attributable to partnership(2)	$32	$7	$19	$(10)	$(34)	$14	$—	$—	$14

(1)

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)	Includes net (loss) income attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.

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Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment for the years under review:

	Total attributable to Brookfield Infrastructure
AS AT MARCH 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Timber	Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$5,469	$4,428	$1,865	$1,014	$(57)	$12,719	$(2,443)	$7,291	$1,947	$19,514

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2012 US$ MILLIONS	Utilities	Transport	Energy	Timber	Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$5,525	$4,412	$1,849	$1,017	$(122)	$12,681	$(2,072)	$6,530	$2,579	$19,718

(1)

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

12.	SUBSIDIARY PUBLIC ISSUERS

In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd, Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Preferred Equity Inc. (collectively, the “Issuers”), registered with securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The debt securities or preference shares would be unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Corporation and BIP Bermuda Holdings I Limited.

On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED MARCH 31, 2013	Brookfield Infrastructure[2]	The Issuers	Subsidiaries of the partnership other than the Issuers[3]	Consolidating adjustments[4]	Brookfield Infrastructure consolidated
Revenue	$—	$—	$612	$—	$612
Net (loss) income attributable to partnership[1]	(25)	—	172	(175)	(28)

FOR THE THREE MONTHS ENDED MARCH 31, 2012
Revenue	$—	$—	$451	$—	$451
Net (loss) income attributable to partnership[1]	7	—	218	(211)	14

AS AT MARCH 31, 2013
Current assets	$—	$7	$686	$—	$693
Long-term assets	3,565	399	18,422	(3,565)	18,821
Current liabilities	—	9	1,209	—	1,218
Long-term liabilities	—	397	12,139	(2,126)	10,410
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,355	—	1,355
Non-controlling interests – in operating subsidiaries	—	—	2,900	—	2,900

AS AT DECEMBER 31, 2012
Current assets	$—	$3	$746	$(3)	$746
Long-term assets	3,592	403	18,972	(3,995)	18,972
Current liabilities	—	3	1,291	(3)	1,291
Long-term liabilities	—	403	12,166	(1,950)	10,619
Non-controlling interest – Redeemable Partnership units held by Brookfield	—	—	1,365	—	1,365
Non-controlling interests – in operating subsidiaries	—	—	2,784	—	2,784

1.	Includes net (loss) income attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners.
2.	Includes investments in all subsidiaries of the partnership under the equity method.
3.	Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.
4.	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

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13.	PARTNERSHIP CAPITAL

Brookfield Infrastructure’s capital structure is comprised of three classes of partnership units: general partnership units, limited partnership units and Redeemable Partnership units held by Brookfield.

(a)	General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	2013	2012	2013	2012	2013	2012
Authorized to issue
On issue at December 31	1.1	1.1	143.6	132.3	144.7	133.4
Issued for cash	—	—	—	11.3	—	11.3

On issue at March 31	1.1	1.1	143.6	143.6	144.7	144.7

The weighted average number of general partnership units outstanding for the three months ended March 31, 2013 was 1.1 million (2012: 1.1 million). The weighted average number of limited partnership units outstanding for the three months ended March 31, 2013 was 143.6 million (2012: 132.3 million).

	General partner		Limited partners		Total
US$ MILLIONS	2013	2012	2013	2012	2013	2012
Opening balance	$19	$19	$2,955	$2,597	$2,974	$2,616
Share issuance	—	—	2	1	2	1

Ending balance	$19	$19	$2,957	$2,598	$2,976	$2,617

In June 2010, we implemented a distribution reinvestment plan (“the Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued less than 1 million units for proceeds of $2 million (2012: less than 1 million units for less than $1 million) under the Plan.

(b)	Non-controlling interest – Redeemable Partnership units held by Brookfield

	Non-controlling interest - Redeemable Partnership units held by Brookfield
	As of
UNITS MILLIONS	March 31, 2013	December 31, 2012
Opening balance	56.1	51.7
Issued for cash	—	4.4

Ending balance	56.1	56.1

The weighted average number of Redeemable Partnership units held by Brookfield outstanding for the three months ended March 31, 2013 was 56.1 million (2012: 51.7 million).

	Non-controlling interest - Redeemable Partnership units held by Brookfield
	As of
US$ MILLIONS	March 31, 2013	December 31, 2012
Opening balance	$1,084	$942
Issued for cash	—	142

Ending balance	$1,084	$1,084

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14.	DISTRIBUTIONS

For the three months ended March 31, 2013, distributions to partnership unitholders were $86 million or $0.43 per partnership unit (2012: $69 million or $0.375 per unit).

Additionally, incentive distributions were made to the general partner of $8 million (2012: $4 million).

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

(a)	Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$614	$136	$(57)	$(63)	$(1)	$629
Other comprehensive (loss) income	(8)	(25)	9	13	(7)	(18)

Balance at March 31, 2013	$606	$111	$(48)	$(50)	$(8)	$611

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$271	$75	$(51)	$(41)	$7	$261
Other comprehensive (loss) income	7	56	(5)	(10)	—	48

Balance at March 31, 2012	$278	$131	$(56)	$(51)	$7	$309

(b)	Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$6	$1	$(1)	$(1)	$—	$5
Other comprehensive income	—	—	—	—	—	—

Balance at March 31, 2013	$6	$1	$(1)	$(1)	$—	$5

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$3	$—	$—	$(1)	$—	$2
Other comprehensive income	—	—	—	—	—	—

Balance at March 31, 2012	$3	$—	$—	$(1)	$—	$2

(c)	Attributable to Non-controlling interest – Redeemable Partnership units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$248	$70	$(24)	$(22)	$—	$272
Other comprehensive (loss) income	(3)	(10)	4	6	(3)	(6)

Balance at March 31, 2013	$245	$60	$(20)	$(16)	$(3)	$266

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$111	$45	$(21)	$(13)	$3	$125
Other comprehensive income (loss)	2	22	(2)	(3)	—	19

Balance at March 31, 2012	$113	$67	$(23)	$(16)	$3	$144

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16.	RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the interim condensed and consolidated financial statements.

The immediate parent of Brookfield Infrastructure is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a)	Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2013 (less than $1 million during the three months ended March 31, 2012).

b)	Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to affiliates of Brookfield (the “Manager”) equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $26 million for the three months ended March 31, 2013 ($18 million during the three months ended March 31, 2012).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and Brookfield Infrastructure’s holding entity Brookfield Infrastructure LP (“Holding LP”) and certain holding entities held directly by the Holding LP.

During the three months ended March 31, 2013, $2 million was reimbursed at cost to the Manager of the partnership ($2 million during the three months ended March 31, 2012). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At March 31, 2013, Brookfield Infrastructure’s deposit balance with Brookfield was $nil (December 31, 2012: $1 million) and earned interest of $nil for the three months ended March 31, 2013 (less than $1 million during the three months ended March 31, 2012).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements on market terms with subsidiaries of Brookfield Office Properties Inc., a subsidiary of Brookfield.

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17.	CHANGE IN ACCOUNTING POLICY

Brookfield Infrastructure changed its accounting policy pertaining to the classification of Redeemable Partnership units as at and for the year ended December 31, 2012. The Redeemable Partnership units that were previously presented as limited partnership units (formerly limited partners’ equity) have been reclassified to a separate component of non-controlling interest entitled: “Non-controlling interest – Redeemable Partnership units held by Brookfield” on the basis that the change between the two acceptable accounting policies results in the partnership’s consolidated financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the partnership’s consolidated statements of financial position and statements of operating results.

The partnership previously reflected the Redeemable Partnership units issued to Brookfield by the Holding LP as limited partnership capital in accordance with IAS 32 – Financial Instruments: Presentation since Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield to redeem the Redeemable Partnership units by issuing an equal number of LP units. This change in accounting policy has no impact on the partnership’s reported consolidated net (loss) income, consolidated comprehensive (loss) income or net income (loss) per partnership unit for the three months ended March 31, 2012. The net impact of this change in accounting policy on the partnership’s condensed and consolidated statements of partnership capital, condensed and consolidated statements of operating results and condensed and consolidated statements of comprehensive income are as shown in the following table:

	As at March 31, 2012
US$ MILLIONS	Previously Presented	Reclassified
Condensed and Consolidated Statements of Partnership Capital
Non-controlling interest – Redeemable Partnership units held by Brookfield	$—	$1,136
Limited Partners	4,191	3,055

	For the three months ended March 31, 2012
US$ MILLIONS	Previously Presented	Reclassified
Condensed and Consolidated Statements of Operating Results
Net income attributable to:
Non-controlling interest – Redeemable Partnership units held by Brookfield	$—	$3
Limited Partners’	10	7

Condensed and Consolidated Statements of Comprehensive Income
Comprehensive income attributable to:
Non-controlling interest – Redeemable Partnership units held by Brookfield	$—	$22
Limited Partners’	77	55

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18.	SUBSEQUENT EVENTS

a)	Equity Offering

Subsequent to period end, Brookfield Infrastructure issued 6.5 million LP Units at a gross price of $37.75 under our shelf registrations in the U.S. and Canada, and issued 2.6 million Redeemable Partnership units to Brookfield for proceeds of $330 million (net of $11 million in underwriters’ commission and other issuance costs).

b)	Agreement to sell Canadian freehold timberlands

Subsequent to period end, Brookfield Infrastructure executed definitive agreements to sell its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $170 million. Completion of the transaction is expected to occur in the second half of 2013, subject to customary closing conditions, including applicable regulatory approvals. The disposition proceeds of $170 million approximate the appraised value of the Canadian freehold timberlands as at March 31, 2013.

c)	Ontario electricity transmission operation financing

Subsequent to period end, Brookfield Infrastructure’s Ontario electricity transmission operation closed a $42 million Canadian dollar financing with a fixed coupon of 4.6% and a 10-year term.

d)	Sale of public private partnership

Subsequent to period end, Brookfield Infrastructure disposed of its 30% interest in Peterborough Hospital, a public private partnership, for £27 million. A gain on disposition of $33 million will be recognized in the second quarter associated with this disposition.

e)	UK regulated distribution operation refinancing

Subsequent to period end, the UK regulated distribution operation closed a £600 million refinancing with an average term of 13 years and weighted average interest rate of 4%.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2013

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “Partnership” or “Brookfield Infrastructure”). This MD&A is dated May 15, 2013 and has been approved by the Board of Directors of the general partner of the Partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, the “Partnership”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the Partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, and energy businesses and timber assets in North and South America, Australasia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures divided by invested capital (see “Reconciliation of Non-IFRS Financial Measures” on page 47 for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors approved a 15% increase in our quarterly distribution to 43 cents per unit starting with the distribution payable in March 2013. This increase reflects the forecasted contribution from our recently commissioned capital projects as well as the expected cash yield on acquisitions that we closed in the fourth quarter of 2012. In the past five years we have increased our quarterly distribution from 26.5 cents per unit to 43 cents, a compound annual growth rate in excess of 10%. We continue to target a 3% to 7% annual distribution growth in light of the per unit FFO we foresee in our operations.

Basis of Presentation

Our condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2012, except for the adoption of new Standards and amendments effective January 1, 2013. Our condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

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The Partnership’s equity interests include limited partnership units (“LP Units”) held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the Partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the Partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 49 for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last five years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 85% of our EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	• Regulated Terminal • Electricity Transmission • Regulated Distribution	• Australasia • North & South America • Australasia & Europe

Transport
Provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee	• Railroad • Toll Roads • Ports	• Australasia • South America • Europe

Energy
Systems that provide energy transportation, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America, Europe & Australasia • North America

Timber
Provide essential products for the global economy on a sustainable basis	• Freehold Timberlands	• North America

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OVERVIEW OF PERFORMANCE

In this section we review our consolidated performance and financial position for the three-month period ended March 31, 2013. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

Summary Statements of Operating Results	Three months ended March 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2013	2012
Revenues	$612	$451
Direct operating expenses	(308)	(240)
General and administrative expenses	(28)	(20)
Depreciation and amortization expense	(86)	(49)
Interest expense	(108)	(95)
Earnings from investments in associates	17	1
Net (loss) income	(1)	23
Net (loss) income attributable to the Partnership(1)	(28)	14
Net (loss) income per LP Unit	$(0.17)	$0.05

1.	Includes net (loss) income attributable to non-controlling interests — Redeemable Partnership units held by Brookfield, general partner and limited partners.

For the three months ended March 31, 2013 we reported a net loss of $1 million and a net loss attributable to partnership interests of $28 million. This compares to net income of $23 million and net income attributable to the partnership of $14 million in the comparative period in 2012. Net earnings decreased compared to the first quarter of 2012 as we recognized breakage costs associated with our Australian railroad’s execution of a long-term financing as well as mark-to-market losses on derivative positions that hedge exposures at our UK regulated distribution operations. The total of these two charges was $83 million. We also had depreciation and interest charges at our Australian railroad that were higher by $7 million and $3 million, respectively, due to the expansion of that operation. At our UK regulated distribution we also saw depreciation and interest charges that were $13 million and $3 million higher, respectively, due to the expansion of our asset base from the merger carried out at that business. These higher charges more than offset higher positive gross margin contributions of $46 million at these same two operations compared with the same period last year, as well as the $39 million of additional gross margin across our other businesses.

Revenues totalled $612 million for the first quarter of 2013, representing a year-over-year increase of $161 million, or 36% compared to the prior year. Approximately $27 million of this increase is attributable to the expanded operations at our Australian railroad. Additionally, $118 million relates to acquisitions or investments we made in the second half of 2012, particularly: the merger at our UK regulated distribution business which contributed an incremental $32 million; our district energy business investment which contributed revenue of $24 million; and, our additional investment in our Chilean toll road business that was equity accounted for in the prior year, which contributed incremental consolidated revenue of $26 million. In addition, revenues at our Colombian distribution utility were $13 million higher than in 2012, primarily attributable to the fact that the acquisition of that business happened part way through the first quarter of 2012. Finally, at our timber operations, revenues were $30 million higher than the first quarter of 2012 due to 14% higher average realized prices, and 12% higher volumes on a consolidated basis.

Direct operating expenses totalled $308 million for the first quarter of 2013, which was an increase of $68 million, or 28%, compared to the same period in 2012. The largest contributor to this increase was our investments in our district energy business and our Chilean toll roads, both of which were investments we made in the second half of 2012. At these operations we recognized direct operating costs of $14 million and $11 million, respectively. Also, the aforementioned expanded operations at our Australian railroad and UK regulated distribution businesses contributed additional direct operating costs of $13 million. Finally, operating costs at our Colombian distribution utility were $10 million higher than in 2012, primarily attributable to the fact that the acquisition of that business happened part way through the first quarter of 2012.

General and administrative expenses totalled $28 million for the quarter ended March 31, 2013, which was an $8 million increase over 2012 levels. This line item is primarily composed of a management fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus recourse debt, net of cash. It also includes certain public company expenditures relating to the on-going operations of the partnership. The base management fee increased year-over-year due to an increase in our market capitalization attributable to the equity issuance in August 2012 and the higher trading price of our partnership units.

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Depreciation and amortization expense totalled $86 million in the first three months of 2013, an increase of $37 million over the first quarter of 2012. The increase was largely due to the expanded operations of our Australian railroad and UK regulated distribution businesses discussed above which accounted for $20 million combined of the overall increase, with most of the remaining increase attributable to incremental investments made during 2012 that led to a change in the basis of presentation of our Chilean Toll roads from equity accounted to full consolidation.

Interest expense on corporate and non-recourse borrowings in the first quarter of 2013 totalled $108 million, compared to $95 million for the same quarter last year. The increase in interest expense is attributable to our increased investment at our Chilean toll road business, which contributed $10 million to the increased costs over the prior year due to our incremental investment in this business. We also had increased borrowings at our Australian railroad and UK regulated distribution business; however increase interest costs only increased marginally as the refinancings completed for these operations were done at lower borrowing rates. Interest expense and standby fees also increased due to our expanded corporate credit facility.

Earnings from investments in associates were $17 million for the three months ended March 31, 2013, which increased $16 million compared to the same period in 2012. The increase was attributable to an increase of $8 million at our South American transmission business, primarily the result of favorable indexation of revenue, and the commissioning of new projects into our rate base compared to the prior year.

Net loss per LP Unit was $0.17 compared to a net income per LP Unit of $0.05 in the quarter ended March 31, 2012. Net income attributable to the limited partners was lower than in the prior period as $7 million of net income was attributed to the general partner, which is $3 million higher than in the same period in the prior year. Also, earnings attributable to non-controlling interests was higher as the earnings mix at our operations was weighted more heavily to assets where our proportionate ownership is lower.

Summary Statements of Financial Position	As of
(US$ MILLIONS)	March 31, 2013	December 31, 2012
Cash and cash equivalents	$286	$263
Total assets	19,514	19,718
Corporate borrowings	715	946
Non-recourse borrowings	7,232	6,993
Non-controlling interest – in operating subsidiaries	2,900	2,784
Partnership capital(1)	4,986	5,024

1.	Includes partnership capital attributable to non-controlling interests — Redeemable Partnership units held by Brookfield, general partner and limited partners.

As of March 31, 2013, we had $19,514 million in assets and $4,986 million in partnership capital, compared to $19,718 million in assets and $5,024 million in partnership capital at the end of 2012.

The decrease in assets of $204 million, compared to December 31, 2012, was primarily due to the decrease in the translated value of the assets at our UK regulated distribution operations, which are Sterling denominated. The $2.5 billion asset value at these operations was translated to the U.S. dollar at a 6.5% lower rate than at December 31, 2012 due to the deprecation of the British pound. Also decreasing our assets was depreciation and amortization of $86 million for the quarter.

Corporate borrowings decreased to $715 million at March 31, 2013, compared to $946 million as of December 31, 2012, when our corporate facility was used to bridge-finance acquisitions and expansions. We were able to partially repay these amounts with proceeds from asset-level non-recourse financings closed in the quarter.

Our Consolidated Statement of Financial Position as of March 31, 2013 reflected $7,232 million of non-recourse borrowings compared to $6,993 million as of December 31, 2012. The increase in non-recourse borrowings was primarily attributable to a refinancing at our Australian railroad, which followed an expansion of the asset base completed in 2012.

Non-controlling interest increased by $116 million to $2,900 million at the end of the quarter. This increase is primarily attributable to a partial sale of our UK regulated distribution business.

The $38 million decrease in partnership capital, compared to December 31, 2012, is primarily attributable to distributions paid to our unitholders of $86 million and distributions to our general partner of $8 million. This reduction of capital was offset by the partial sale of our UK regulated distribution business, the gain on which was recognized in partnership capital rather than income.

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Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

THREE MONTHS ENDED	2013	2012				2011
(US$ MILLIONS, EXCEPT PER UNIT AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$612	$578	$482	$493	$451	$404	$414	$428
Direct operating costs	(308)	(315)	(268)	(271)	(240)	(230)	(232)	(235)
Equity accounted income (loss)	17	(8)	40	(32)	1	38	14	12
Expenses
Interest	(108)	(120)	(96)	(96)	(95)	(85)	(85)	(82)
Corporate costs and other	(130)	(33)	(11)	(49)	(42)	(83)	(19)	11
Valuation items
Fair value changes	(16)	219	(1)	(12)	(6)	214	165	(18)
Depreciation and amortization	(86)	(73)	(56)	(54)	(49)	(37)	(34)	(31)
Income taxes	18	(68)	5	14	3	(66)	(67)	(27)

Net (loss) income	(1)	180	95	(7)	23	54	156	58
Net (loss) attributable to others	(24)	147	49	14	16	18	113	39
Net (loss) income for limited partners	(25)	33	46	(21)	7	36	43	19

Per limited partnership unit	$(0.17)	$0.23	$0.33	$(0.16)	$0.05	$0.29	$0.38	$0.17

A significant driver of our results continues to be new investments that we execute plus organic expansion projects we commission within our asset portfolio. These add to the ongoing cash flow profile of our current businesses. These factors all contribute to the continual increase in our revenues, operating costs, interest costs and depreciation expense. In addition to the factors mentioned, net income is also impacted by other items that relate to fair value adjustments to our assets, liabilities and financial instruments.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

OPERATING PLATFORMS

In this section, we review the results of our principal operating segments: utilities, transport, energy and timber. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the Partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 51 for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO yield.

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Our utilities platform is comprised of the following:

Regulated Terminal

•	One of the world’s largest coal export terminals in Australia, with 85 mtpa of coal handling capacity

Electricity Transmission

•	Approximately 9,900 kilometres of transmission lines in North and South America

Regulated Distribution

•	Almost 2.5 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Rate base, start of period	$4,790	$3,316
Impact of mergers and acquisitions	—	82
Capital expenditures commissioned	102	29
Inflation and other indexation	76	54
Regulatory depreciation	(20)	(20)
Foreign exchange	(68)	72

Rate base, end of period	$4,880	$3,533

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Funds from operations (FFO)	$92	$65
Maintenance capital	(6)	(6)

Adjusted funds from operations (AFFO)	86	59
Return on rate base[1,3]	10%	11%
AFFO yield[2,3]	14%	14%

1.	Return on rate base is adjusted EBITDA divided by time weighted average rate base.
2.	AFFO yield is AFFO divided by time weighted average invested capital.
3.	Return on rate base and AFFO yield excludes impact of connections revenues at our UK regulated distribution operation.

For the three months ended March 31, 2013, our utilities platform produced FFO of $92 million, compared with $65 million in the same period in the prior year. The increase in FFO was primarily due to the recently completed merger which doubled the size of our UK regulated distribution business, the increase in ownership of our Chilean electricity transmission system, and the acquisition of an interest in a Colombian electricity distribution company part way through the first quarter of 2012. Excluding new investments, the cash flows of our business steadily increased with inflation indexation and contributions from organic growth investments. For the year, our utilities business earned an AFFO yield of 14% and a return on rate base of 10%, which we believe are attractive returns in light of the low risk profile of this segment.

The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Revenue	$206	$167
Costs attributed to revenues	(73)	(63)
Adjusted EBITDA	133	104
Interest expense	(43)	(39)
Other income (expenses)	2	—

Funds from operations (FFO)	92	65
Depreciation and amortization	(42)	(32)
Deferred taxes and other items	(55)	(1)

Net (loss) income	$(5)	$32

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The following table presents our proportionate adjusted EBITDA and FFO for each business in this operating platform:

THREE MONTHS ENDED MARCH 31 (US$ MILLIONS)	Adjusted EBITDA		FFO
	2013	2012	2013	2012
Regulated Distribution	$53	$35	$40	$23
Regulated Terminal	45	46	23	25
Electricity Transmission	35	23	29	17

Total	$133	$104	$92	$65

Our regulated distribution operations generated adjusted EBITDA and FFO of $53 million and $40 million, respectively, for the current quarter, versus $35 million and $23 million, respectively, in the comparative period. The increase reflects growth in our rate base, due to the acquisitions of our Colombian regulated distribution company part way through the first quarter of 2012, and the acquisition of our UK regulated distribution business in November 2012. Excluding the impacts of these investments, FFO was ahead of prior year due to an increase in the number of connections, higher connection revenues, and inflation indexation.

Our regulated terminal operation reported adjusted EBITDA and FFO of $45 million and $23 million, respectively, for the three months ended March 31, 2013 versus $46 million and $25 million, respectively, in the comparative period. Revenue, operating costs and interest expense were consistent with the comparative period in 2012 in Australian dollars, but in U.S. dollar terms, EBITDA and FFO were slightly lower due to the lower average exchange rate between the U.S. dollar and the Australian dollar. FFO was also impacted by higher borrowing costs.

Our electricity transmission operations’ adjusted EBITDA and FFO were $35 million and $29 million, respectively, for the current quarter versus $23 million and $17 million, respectively, in the comparative period. EBITDA and FFO increased primarily due to the acquisition of an additional interest in our Chilean electricity transmission system, which was effective as of the fourth quarter of 2012. Excluding the effect of the increase in ownership, current results exceeded results in the comparative period due to investments in our rate base and positive revenue indexation.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts, which are a part of our interest rate hedging program. Depreciation and amortization increased to $42 million for the current year compared to $32 million in the same period last year, primarily due to additions to our regulated asset base from the aforementioned acquisitions. Deferred taxes and other items increased to $55 million for the quarter ended March 31, 2013 compared to $1 million in the prior year quarter, as the current quarter results include a $43 million loss on the revaluation of derivatives which hedge exposures at our UK regulated distribution business.

Business Development and Outlook

Within our utilities platform, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utilities platform, we expect to earn a return on rate base on incremental investments, which is consistent with our current return on rate base.

Our capital backlog is comprised of investments that will increase our rate base, for which we have not yet invested capital. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with anticipated expenditures within the next two years.

The following table presents our proportionate share of our capital backlog:

	Three Months Ended March 31
(US$ MILLIONS)	2013	2012
Capital project backlog, start of period	$326	$284
Additional capital projects mandates	52	23
Less capital expenditures	(55)	(36)
Foreign exchange and other	(12)	5

Capital backlog, end of period	$311	$276
Construction work in progress	79	75

Total capital to be commissioned into rate base	$390	$351

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We finished the period with a capital backlog of $311 million, a decrease of $15 million compared to December 31, 2012. The decrease is attributable to unfavourable foreign currency movements. In addition, capital expenditures more than offset increases due to the acquisitions of an additional interest in our Chilean transmission system and a UK regulated distributions business, as well as capital project mandates won, primarily at our UK and Australasian regulated distribution companies and our Chilean transmission system. As at March 31, 2013, the largest contributors to our capital backlog were our UK regulated distribution business, our Chilean transmission system and our Texas transmission system at $175 million, $54 million, and $31 million, respectively. In addition, our construction work in progress was $79 million at quarter end, a $47 million decrease from December 31, 2012, as projects commissioned exceeded expenditures during the quarter. Construction work in progress represents capital that we have invested that will begin generating cash flow upon commencement of service when these investments will be added to our rate base. In total, we finished the quarter with $390 million of capital to be commissioned into our rate base.

Transport Operations

Our transport platform is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 75% of our transport platform’s EBITDA is supported by long-term contractual revenues.

Our objectives for our transport platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our EBITDA margin, as well as our AFFO yield.

Our transport platform is comprised of the following:

Railroad

•	Sole provider of rail service in Southwestern Western Australia, with approximately 5,100 kilometres of tracks

Toll Roads

•	3,200 kilometres of toll roads in Brazil and Chile

Ports

•	30 terminals primarily in the UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	Three Months Ended March 31
(US$ MILLIONS)	2013	2012
Growth capital expenditures	$48	$125
Adjusted EBITDA margin[1]	42%	35%
Funds from operations (FFO)	67	38
Maintenance capital	(14)	(6)

Adjusted funds from operations (AFFO)	$53	$32
AFFO yield[2]	13%	12%

1.	Adjusted EBITDA margin is adjusted EBITDA divided by revenues.
2.	AFFO yield is AFFO divided by time weighted average invested capital.

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In our transport platform, we generated FFO of $67 million in 2013, compared to $38 million in 2012. The increase in FFO was primarily driven by a 62% increase in our Australian railroad’s FFO as a result of the commissioning of our expansion program. Our results also benefited from the contribution of our South American toll roads that we acquired in the fourth quarter of 2012. Overall, the AFFO yield for our transport platform was 13% for the period. This yield, while higher than the same period in the prior year, is below the level that we expect from this segment over the long term. Ongoing in 2013, the AFFO yield should increase as the largest railroad customer commenced service on the fourth and final train path in early March 2013.

The following table presents our transport platform’s proportionate share of financial results:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Revenues	$252	$174
Cost attributed to revenues	(145)	(113)

Adjusted EBITDA	107	61
Interest expense	(36)	(24)
Other (expenses) income	(4)	1

Funds from operations (FFO)	67	38
Depreciation and amortization	(51)	(25)
Deferred taxes and other items	(17)	(6)

Net (loss) income	$(1)	$7

The following table presents proportionate adjusted EBITDA and FFO for each business in this operating platform:

THREE MONTHS ENDED MARCH 31 (US$ MILLIONS)	Adjusted EBITDA		FFO
	2013	2012	2013	2012
Railroad	$57	$37	$42	$26
Toll Roads	32	4	16	1
Ports	18	20	9	11

Total	$107	$61	$67	$38

For the three months ended March 31, 2013, our Australian railroad reported adjusted EBITDA and FFO of $57 million and $42 million, respectively, versus $37 million and $26 million, respectively, in the prior year period. The increase was driven by revenue from our expansion program, which was commissioned in the second half of 2012.

Our toll roads contributed adjusted EBITDA and FFO of $32 million and $16 million, respectively, compared to adjusted EBITDA and FFO of $4 million and $1 million in the comparative period, respectively, as we made investments in this business in 2012 adding toll roads in Brazil and increasing our proportionate ownership in our Chilean toll roads. Excluding the impact of the recent investments, revenues exceeded the comparative period by 11% due to higher traffic and tariff escalation on our Chilean motorways.

For the current period, our port operations reported adjusted EBITDA and FFO of $18 million and $9 million, respectively, compared to adjusted EBITDA and FFO of $20 million and $11 million, respectively, in the comparative period. Current period FFO was lower than the prior year as a result of reduced throughput due to the economic slowdown in Europe and poor weather, offset by a decrease in financing costs as we invested capital to delever our continental European business, and a one-time, non-core property sale in the prior year.

Non-cash expenses are primarily comprised of depreciation, amortization and deferred taxes. Depreciation and amortization increased to $51 million for the year compared to $25 million in the comparative period in 2012, primarily due to additional depreciation on our recently commissioned Australian railroad expansion. In other income we recognized a break fee relating the refinancing of our railroad operation of approximately $37 million, but this was offset by recognition of deferred tax assets of $17 million.

Energy Operations

Our energy platform is comprised of systems that provide energy transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy platform is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are typically generated under contracts with varying durations and are generally stable. Approximately 80% of our energy platform’s adjusted EBITDA is supported by long-term contractual revenues.

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Our objectives for our energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our adjusted EBITDA margin, as well as our AFFO yield.

Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

•	15,500 kilometres of natural gas transmission pipelines, located primarily in the U.S.

•	Gas distribution to over 50,000 customers

•	300 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

•	522 Megawatt thermal district heating system and 72,000 ton deep lake water cooling system in Canada

Results of Operations

The following table presents our proportionate share of the key metrics of our Energy platform:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Growth capital expenditures	$3	$—
Adjusted EBITDA margin[1]	46%	51%
Funds from operations (FFO)	22	24
Maintenance capital	(6)	(3)

Adjusted funds from operations (AFFO)	$16	$21
AFFO yield[2]	7%	12%

1.	Adjusted EBITDA margin is adjusted EBITDA divided by revenues.
2.	AFFO yield is AFFO divided by time weighted average invested capital.

The following table presents our Energy platform’s proportionate share of financial results:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Revenues	$83	$82
Cost attributed to revenues	(45)	(40)

Adjusted EBITDA	38	42
Interest expense	(17)	(18)
Other income	1	—

Funds from operations (FFO)	22	24
Depreciation and amortization	(17)	(13)
Deferred taxes and other items	4	8

Net income	$9	$19

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The following table presents proportionate adjusted EBITDA and FFO for each business in this operating platform:

THREE MONTHS ENDED MARCH 31 (US$ MILLIONS)	Adjusted EBITDA		FFO
	2013	2012	2013	2012
Energy Transmission, Distribution & Storage	$35	$42	$20	$24
District Energy	3	—	2	—

Total	$38	$42	$22	$24

For the three months ended March 31, 2013, our energy transmission, distribution and storage operations reported adjusted EBITDA and FFO of $35 million and $20 million, below the adjusted EBITDA and FFO of $42 million and $24 million, respectively, in the comparative period. The period-over-period decrease was largely attributable a lower contribution from our North American natural gas transmission operations where a challenging natural gas market continues to negatively impact results. The lower contribution was mitigated by lower financing costs due to a de-levering of this business.

Our district energy business contributed adjusted EBITDA and FFO of $3 million and $2 million, respectively, for the first quarter of 2013. There are no prior year comparatives for this business as we made our first investment in the sector in the fourth quarter of 2012; however, our district energy operation’s performance to date is consistent with our expectations.

Timber

Our timber platform consists of 343,000 net acres of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 8,000 net acres of higher and better use (HBU) lands, which may have greater value for real estate development or conservation. Our timberlands have an estimated deferred harvest volume of 2.3 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY).

The following table presents our proportionate share of selected statistics of our timberlands as of March 31, 2013:

	As of
	March 31, 2013	December 31, 2012
Timberlands (000’s acres)	343	343
HBU lands (000’s acres)	8	8
Long-run sustainable yield (LRSY) (millions m3 per annum)	1.4	1.4
Deferred harvest volume (millions m3)	2.3	2.4

One of the key attributes of our timber platform is its operating flexibility, which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

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Results of Operations

The following table summarizes our proportionate share of harvest, sales and realized price by species for our timber operations:

	Three months ended March 31, 2013
	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue (US$ millions)
Douglas-fir	236	241	$102	$25
Whitewood	71	85	91	8
Other species	61	67	81	5

	368	393	$97	$38

	Three months ended March 31, 2012
(UNAUDITED)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue (US$ millions)
Douglas-fir	244	231	$91	$21
Whitewood	70	101	79	8
Other species	80	86	70	6

	394	418	$84	$35

For the three months ended March 31, 2013, average indicative prices for Douglas-fir and whitewood in the U.S. market were approximately 12% and 15% higher, respectively, than the same period in 2012, a stronger U.S. housing market increased tension in the domestic market. The export market also saw higher pricing with Asian pricing up 2% to 4%. Pricing trends continue to strengthen overall, however we expect that the upward pricing trend will moderate at these levels.

Excluding the effect of the sale of an interest in our Canadian timberland operation, we increased harvest levels by 10% to capitalize on the strengthening log prices. Compared to the previous year, volumes of Douglas-fir and whitewood sales increased 15%, while other sales volumes decreased by 9%, as we changed harvest plans in response to pricing changes in the relative markets. Approximately 45% of timber was exported to off-shore markets, consistent with the comparative period.

The following table presents our proportionate share of select key metrics of our timber platform:

	Three months ended March 31
(US$ MILLIONS, UNLESS OTHERWISE NOTED)	2013	2012
Harvest (000’s m3)	368	394
Harvest as % of LRSY	107%	99%
Adjusted EBITDA margin[1]	47%	34%
Funds from operation (FFO)	11	6
Maintenance capital	—	—

Adjusted funds from operations (AFFO)	11	6
AFFO yield[2]	10%	5%

1.	Adjusted EBITDA divided by revenue, excluding HBU and other revenue.
2.	AFFO divided by time weighted average invested capital.

The following table presents our timber platform’s proportionate share of financial results.

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Revenue	$38	$35
Cost attributed to revenues	(20)	(23)

Adjusted EBITDA	18	12
Other income	(1)	1
Interest expense	(6)	(7)

Funds from operations (FFO)	11	6
Deferred taxes and other items	(5)	(16)

Net income (loss)	$6	$(10)

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For the three months ended March 31, 2013, our timber operations’ adjusted EBITDA and FFO totalled $18 million and $11 million, respectively, compared with $12 million and $6 million, respectively, for the same period in the prior year. Compared with the prior year, revenues increased by 9% as our average realized price increases of 15% offset reductions in sales volumes of 6%. Per unit harvest and delivery costs decreased by 25% versus the comparative period due to higher utilization rates. Overall, our EBITDA margin increased to 47% versus 34% in the first quarter in 2012.

Business Development and Outlook

Our outlook domestically, is that the U.S. housing market recovery gained momentum throughout the year with seasonally adjusted annualized U.S. housing starts surpassing one million in March 2013, 36% above year-ago levels, while permits increased 17% year-over-year. While the consensus forecast is somewhat of a moving target and risks to the forecasts are expected to be on the upside, it appears that a reasonable collection of estimates is forecasting one million housing starts achievable in 2013, with 1.15 million in 2014 and 1.42 million in 2015, all levels that are expected to result in very strong markets for timber aimed at solid wood products markets. Once pricing demonstrates sustained strength, we will elevate our harvest levels to approximately 20% over our LRSY.

In export markets, Japanese log prices are expected to strengthen from 2012 levels as housing starts increase modestly and sawmill production remains stable. Demand in China, Korea and Japan is expected to be somewhat stronger as inventory levels in China have normalized and demand is improving, as well as in Japan where housing starts have continued to increase.

Subsequent to period end, Brookfield Infrastructure executed definitive agreements to sell its remaining 25% interest in its Canadian freehold timberlands to a third party for proceeds of $170 million. Completion of the transaction is expected to occur in the second half of 2013, subject to customary closing conditions, including applicable regulatory approvals. The disposition proceeds of $170 million approximate the appraised value of the Canadian freehold timberlands as at March 31, 2013.

Corporate and other

The following table presents the components of Corporate and Other, on a proportionate basis:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
General and administrative costs	$(2)	$(2)
Base management fee	(26)	(18)
Other income	1	—
Financing costs	(5)	(5)

Funds from operations (FFO)	(32)	(25)
Deferred taxes and other	(5)	(9)

Net loss	$(37)	$(34)

Overall, general and administrative costs were consistent with the comparative period. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year on an annualized basis.

Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt, net of cash. The current quarterly fee is higher than in the comparative period due to an increase in our market capitalization attributable to the equity issuance completed in August 2012 and the higher trading price of our partnership units in the intervening period.

Financing costs include interest expense, standby fees on our committed credit facility, dividends paid on our preferred shares less interest earned on cash balances. Financing costs for the current year were consistent with the prior year period, as the increased amount of our corporate borrowings was offset by the reduced rates on our corporate credit facility following receipt of our BBB+ credit rating from Standard & Poor’s.

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SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Key Metrics	Three months ended March 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2013	2012
Funds from operations (FFO)	$160	$108
Per unit FFO[1]	0.80	0.58
Distributions	0.43	0.38
Payout ratio[2]	59%	68%
Growth of per unit FFO[1]	38%	(6%)
Adjusted funds from operations (AFFO)[3]	134	93
AFFO yield[4]	13%	10%

1.	Average units outstanding were 200.8 million (2012: 185.1 million).
2.	Payout ratio is defined as distributions, including GP incentive distributions, to unitholders divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.
4.	AFFO yield is defined as AFFO divided by average time weighted invested capital.

In the first quarter of 2013, we posted strong results that began to fully reflect the investments that we made over the last two years. Our FFO increased by 48% to $160 million, driven by our Australian railroad expansion project that was commissioned during the past year and acquisitions in our utilities and transport platforms that closed in the fourth quarter of 2012. Our FFO per unit was $0.80, a 38% increase over the prior year, as all of the investments funded by our August 2012 unit offering meaningfully contributed to cash flow. Including a 15% increase in our distribution in February 2013, our payout ratio was 59%, which is slightly below our target range of 60%-70%.

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The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

Statement of Operating Results (US$ MILLIONS)	Three months ended March 31
	2013	2012
Net (loss) income by segment
Utilities	$(5)	$32
Transport	(1)	7
Energy	9	19
Timber	6	(10)
Corporate and other	(37)	(34)

Net (loss) income	$(28)	$14

Adjusted EBITDA by segment
Utilities	$133	$104
Transport	107	61
Energy	38	42
Timber	18	12
Corporate and other	(28)	(20)

Adjusted EBITDA	$268	$199

FFO by segment
Utilities	$92	$65
Transport	67	38
Energy	22	24
Timber	11	6
Corporate and other	(32)	(25)

FFO	$160	$108

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Statement of Financial Position (US$ MILLIONS)	As of
	March 31	December 31
	2013	2012
Total assets by segment
Utilities	$5,469	$5,525
Transport	4,428	4,412
Energy	1,865	1,849
Timber	1,014	1,017
Corporate and other	(57)	(122)

Total assets	$12,719	$12,681

Net debt by segment
Utilities	$3,295	$3,307
Transport	2,394	2,077
Energy	907	911
Timber	412	415
Corporate and other	725	947

Net debt	$7,733	$7,657

Partnership capital by segment
Utilities	$2,174	$2,218
Transport	2,034	2,335
Energy	958	938
Timber	602	602
Corporate and other	(782)	(1,069)

Partnership capital	$4,986	$5,024

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our group-wide liquidity was approximately $1.2 billion at March 31, 20131, up from $0.8 billion at December 31, 2012, and was comprised of the following:

	As of
(US$ MILLIONS)	March 31, 2013	December 31, 2012
Corporate cash and cash equivalents	$7	$7
Committed corporate credit facility	900	855
Draws on corporate credit facility[1]	(240)	(546)
Commitments under corporate credit facility	(92)	(92)
Proportionate cash retained in businesses	215	203
Proportionate availability under subsidiary credit facilities	376	336

Group-wide liquidity	$1,166	$763

1.	Reflects paydown from sale of non-core asset and financing completed at our Ontario Transmission operation that closed subsequent to period end.

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On November 30, 2012, we increased the size of our corporate credit facility to $855 million from $700 million, which was further increased to $900 million in January 2013. The facility is available for investments and acquisitions, as well as general corporate purposes. The outstanding balance under this facility was $240 million, as we drew on the facility to bridge finance a portion of our acquisitions that closed in the fourth quarter.

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of March 31, 2013, scheduled principal repayments over the next five years are as follows:

(US$ MILLIONS)	Average Term (years)	2013	2014	2015	2016	2017	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$—	$—	$324	$408	$—	$732

Total recourse borrowings	4	—	—	—	324	408	—	732

Non-recourse borrowings[1,2]
Utilities	10	35	160	183	419	55	2,497	3,349
Transport	7	173	41	261	359	53	1,636	2,523
Energy	8	23	15	—	81	512	296	927
Timber	5	136	—	117	—	—	171	424

Total non-recourse borrowings[1,2]	8	367	216	561	859	620	4,600	7,223

Total borrowings[3]	8	$367	$216	$561	$1,183	$1,028	$4,600	$7,955

Cash retained in businesses
Utilities								$54
Transport								129
Energy								20
Timber								12
Corporate								7

Total cash retained								$222

Net debt
Utilities								$3,295
Transport								2,394
Energy								907
Timber								412
Corporate								725

Total net debt		4%	3%	7%	15%	13%	58%	$7,733

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

3.

As of March 31, 2013, approximately 41% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 15% of our total borrowings.

The proportionate average cash interest rate for our utilities, transport, energy and timber platforms was 6%, 6%, 7% and 6%, respectively (December 31, 2012: 6%, 7%, 7% and 6%, respectively).

Our debt has an average term of eight years. On a proportionate basis, our net debt-to-capitalization ratio as of March 31, 2013 was 61%. Proportionate debt can be reconciled to consolidated debt as follows:

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	As of
(US$ MILLIONS)	March 31, 2013	December 31, 2012
Consolidated debt	$7,947	$7,939
Less: borrowings attributable to non-controlling interest	(2,682)	(2,705)
Premium on debt and cross currency swaps	165	144
Add proportionate share of borrowings of investments in associates:
Utilities	1,070	1,038
Transport	670	666
Energy	785	785

Proportionate debt	$7,955	$7,867

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at March 31, 2013:

	Payments due by period
(US$ MILLIONS)	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$704	$482	$105	$39	$78
Interest-bearing liabilities	8,127	653	1,688	1,979	3,807
Finance lease liabilities	45	6	16	14	9
Other Long-Term Liabilities	68	—	4	2	62

	$8,944	$1,141	$1,813	$2,034	$3,956

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of our partnership. Based on the market value of our partnership as of March 31, 2013, this fee is estimated to be approximately $104 million per year based on our current capitalization and unit price.

FINANCIAL INSTRUMENTS - FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents our hedged position in foreign currencies as of March 31, 2013:

	Net Investment Hedges
(US$ MILLIONS)	USD	AUD	GBP	NZD	CLP	BRL	CAD	EUR	COP
Equity Investment—US$	$1,017	$1,742	$730	$385	$350	$329	$219	$146	$68
FX contracts—US$	737	(346)	(268)	(40)	—	—	—	(83)	—

Net unhedged—US$	n/a	$1,396	$462	$345	$350	$329	$219	$63	$68
Net equity investment—natural currency	1,017	1,672	480	460	165,205	665	223	114	123,370
FX contracts—natural currency	737	(332)	(176)	(48)	—	—	—	(65)	—

% of equity investment hedged	n/a	20%	37%	10%	—	—	—	57%	—
Unhedged position in natural currency	n/a	1,340	304	412	165,205	665	223	49	123,370

At March 31, 2013, we had hedges in place equal to approximately 19% of our net equity investment in foreign currencies. In the three months ended March 31, 2013, we recorded gains of $13 million in comprehensive income related to these contracts, which were more than offset by foreign currency translation losses of $35 million recorded during the period.

We have also implemented a FFO hedging program by entering into foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over the contracts so that we will continue to have approximately 70% of the next three months of forecasted FFO hedged. We will periodically re-evaluate this strategy.

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For the period ended March 31, 2013, 10%, 40% and 24% of our FFO was generated in USD, AUD and GBP, respectively, with the remaining 26% generated in other currencies. As a result of our FFO hedging program, 61%, 12% and 7% of our FFO was effectively generated in USD, AUD and GBP, respectively, with the remaining 20% generated in other currencies. For the period, a 10% change in the average exchange rate of our foreign currencies would have resulted in approximately a $6 million, or 4%, change in FFO. Without the implementation of our FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $14 million, or 9%, variance in FFO.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity.

The following table highlights the sources and uses of cash for the year:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Funds from operations (FFO)	$160	$108
Less maintenance capital	(26)	(15)

Funds available for distribution (AFFO)	134	93
Distributions paid	(94)	(73)

Funds available for reinvestment	40	20
Growth capital expenditures	(106)	(161)
Asset level debt funding of growth capital expenditures	49	130
New investments, net of disposals	(17)	(55)
Debt upfinancings, net of paydowns	290	(13)
Corporate debt issuance, net	(222)	32
Changes in working capital and other	(22)	14

Change in proportionate cash retained in business	12	(33)
Opening, proportionate cash retained in business	210	206

Closing, proportionate cash retained in business	$222	$173

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Growth capital expenditures by segment
Utilities	$55	$36
Transport	48	125
Energy	3	—
Timber	—	—

	$106	$161

	Current Estimated Sustaining Capex		Actual Capex
THREE MONTHS ENDED MARCH 31 (US$ MILLIONS)	Low	High	2013	2012
Maintenance capital expenditures by segment
Utilities	$7	$9	$6	$6
Transport	18	20	14	6
Energy	3	5	6	3
Timber	—	—	—	—

	$28	$34	$26	$15

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For the quarter, our maintenance capital expenditures was less than the low end of our range of $28 million, due to the timing of maintenance projects, primarily at our railroad and North American energy transmission business.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

	As of
	March 31, 2013	December 31, 2012
Redeemable partnership units, held by Brookfield	56,137,081	56,137,081
General partnership units	1,066,929	1,066,929
Limited partnership units	143,609,566	143,567,955

Total	200,813,576	200,771,965

Subsequent to period end, Brookfield Infrastructure issued 6.5 million LP units at a gross price of $37.75 under our shelf registrations in the U.S. and Canada, and 2.6 million Redeemable Partnership units to Brookfield for proceeds of $330 million (net of $11 million in underwriters’ commission and other issuance costs).

As of the date of this MD&A the total number of partnership units outstanding is 209,944,576.

The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the general partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the general partner to 25% of incremental distributions above this threshold. During the quarter, an incentive distribution of $8 million was paid to the general partner (2012: $4 million).

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of Brookfield Infrastructure, Brookfield Infrastructure Partners Limited, is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the Partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2013 (less than $1 million during the three months ended March 31, 2012).

Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $26 million for the three months ended March 31, 2013 ($18 million during the three months ended March 31, 2012).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	45

partnership), plus the amount of third party debt, net of cash, with recourse to the partnership and certain holding entities held directly by the Partnership.

During the three months ended March 31, 2013, $2 million was reimbursed at cost to the manager of the Partnership ($2 million during the three months ended March 31, 2012). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At March 31, 2013, Brookfield Infrastructure’s deposit balance with Brookfield was $nil (December 31, 2012: $1 million) and earned interest of $nil for the three months ended March 31, 2013 (less than $1 million during the three months ended March 31, 2012).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements on market terms with subsidiaries of Brookfield Office Properties Inc.

SUBSEQUENT EVENTS

Equity Offering

Subsequent to period end, Brookfield Infrastructure issued 6.5 million LP Units at a gross price of $37.75 under our shelf registrations in the U.S. and Canada, and issued 2.6 million Redeemable Partnership units to Brookfield for proceeds of $330 million (net of $11 million in underwriters’ commission and other issuance costs).

Agreement to sell Canadian freehold timberlands

Subsequent to period end, Brookfield Infrastructure executed definitive agreements to sell its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $170 million. Completion of the transaction is expected to occur in the second half of 2013, subject to customary closing conditions, including applicable regulatory approvals. The disposition proceeds of $170 million approximate the appraised value of the Canadian freehold timberlands as at March 31, 2013.

Ontario electricity transmission operation financing

Subsequent to period end, Brookfield Infrastructure’s Ontario electricity transmission operation closed a $42 million Canadian dollar financing with a fixed coupon of 4.6% and a 10-year term.

Sale of public private partnership

Subsequent to period end, Brookfield Infrastructure disposed of its 30% interest in Peterborough Hospital, a public private partnership, for approximately £27 million. A gain on disposition of $33 million will be recognized in the second quarter associated with this disposition.

UK regulated distribution operation refinancing

Subsequent to period end, the UK regulated distribution operation closed a £600 million refinancing with an average term of 13 years and weighted average interest rate of 4%.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2013, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $92 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	46

outcome of future contingent events, nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•	FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the Partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	47

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Net (loss) income attributable to partnership[1]	$(28)	$14
Add back or deduct the following:
Depreciation and amortization	110	70
Deferred taxes	(23)	(7)
Mark-to-market on hedge contracts	82	3
Fair value adjustments	4	2
Other expenses	15	26

FFO	160	108
Maintenance capital	(26)	(15)

AFFO	$134	$93

1.	Includes net (loss) income attributable to non-controlling interests — Redeemable Partnership units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization expenses.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital. Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items: non-cash income statement items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•	Invested capital does not fully deduct depreciation expense;

•	Invested capital does not include non-cash income statement items; and

•	Invested capital does not include accumulated other comprehensive income.

Because of these limitations of invested capital and the limitations of FFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which must be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is not included as these are unrealized adjustments to partnership capital, such as fair value adjustments or non-cash gains or losses on foreign exchange.

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The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital, as of March 31, 2013:

(US$ MILLIONS)	Utilities	Transport	Energy	Timber	Other	Total
Partnership capital	$2,174	$2,034	$958	$602	$(782)	$4,986
Cumulative differences and other adjustments[1]	403	(1)	(138)	(206)	(2)	56
Maintenance capital expenditures	(6)	(14)	(6)	—	—	(26)
Non-cash statement of operating results items	97	68	13	5	5	188
Accumulated other comprehensive income	(492)	(623)	57	23	47	(988)

Invested capital	$2,176	$1,464	$884	$424	$(732)	$4,216

Weighted average invested capital	$2,140	$1,585	$870	$421	$(820)	$4,196

1.	Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital, as of December 31, 2012:

(US$ MILLIONS)	Utilities	Transport	Energy	Timber	Other	Total
Partnership capital	$2,218	$2,335	$938	$602	$(1,069)	$5,024
Cumulative differences and other adjustments[1]	231	(91)	(177)	(180)	26	(191)
Maintenance capital expenditures	(25)	(45)	(37)	(2)	—	(109)
Non-cash statement of operating results items	197	135	76	(24)	(28)	356
Accumulated other comprehensive income	(517)	(628)	56	21	163	(905)

Invested capital	$2,104	$1,706	$856	$417	$(908)	$4,175

Weighted average invested capital	$1,626	$1,252	$669	$469	$(169)	$3,847

1.	Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

We also use EBITDA as a measure of performance. We define EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). EBITDA is expressed as gross margin in our consolidated statements of operating results.

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership’s overall performance. As a result, segment depreciation and amortization, deferred taxes, fair value adjustments, revaluation gains and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the Partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the Partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 51 for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	49

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2013 (US$ MILLIONS)	Utilities	Transport	Energy	Timber	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials
Revenues	$206	$252	$83	$38	$—	$579	$(218)	$251	$612
Costs attributed to revenues	(73)	(145)	(45)	(20)	—	(283)	116	(141)	(308)
General and administrative cost	—	—	—	—	(28)	(28)	—	—	(28)

Adjusted EBITDA	133	107	38	18	(28)	268	(102)	110
Other income	3	—	1	(1)	1	4	(3)	3	4
Interest expense	(43)	(36)	(17)	(6)	(5)	(107)	37	(38)	(108)
Cash taxes	(1)	(4)	—	—	—	(5)	5	(6)	(6)

FFO	92	67	22	11	(32)	160	(63)	69
Depreciation and amortization	(42)	(51)	(17)	—	—	(110)	49	(25)	(86)
Deferred taxes	1	18	6	(1)	(1)	23	(5)	6	24
Fair value adjustments	—	—	—	(4)	—	(4)	—	(12)	(16)
Mark-to-market on hedge contracts	(43)	(36)	—	—	(3)	(82)	(5)	(12)	(99)
Other expenses	(13)	1	(2)	—	(1)	(15)	7	1	(7)
Share of earnings from associates	—	—	—	—	—	—	17	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(27)	(27)

Net income attributable to partnership(1)	$(5)	$(1)	$9	$6	$(37)	$(28)	$—	$—	$(28)

1.	Includes net (loss) income attributable to non-controlling interests-Redeemable partnership units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2012 (US$ MILLIONS)	Utilities	Transport	Energy	Timber	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials
Revenues	$167	$174	$82	$35	$—	$458	$(175)	$168	$451
Costs attributed to revenues	(63)	(113)	(40)	(23)		(239)	99	(100)	(240)
General and administrative cost	—	—	—	—	(20)	(20)	—	—	(20)

Adjusted EBITDA	104	61	42	12	(20)	199	(76)	68
Other income	—	1	—	1	—	2	—	4	6
Interest expense	(39)	(24)	(18)	(7)	(5)	(93)	35	(37)	(95)
Cash taxes	—	—	—	—	—	—	1	(2)	(1)

FFO	65	38	24	6	(25)	108	(40)	32
Depreciation and amortization	(32)	(25)	(13)	—	—	(70)	26	(5)	(49)
Deferred taxes	16	(4)	9	(14)	—	7	1	(4)	4
Fair value adjustments	—	—	—	(2)	—	(2)	—	(4)	(6)
Mark-to-market on hedge contracts	4	—	—	—	(7)	(3)	(5)	(1)	(9)
Other expenses	(21)	(2)	(1)	—	(2)	(26)	17	(10)	(19)
Share of earnings from associates	—	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(9)	(9)

Net income attributable to partnership(1)	$32	$7	$19	$(10)	$(34)	$14	$—	$—	$14

1.	Includes net (loss) income attributable to non-controlling interests-Redeemable partnership units held by Brookfield, general partner and limited partners.

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the Partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	50

	Brookfield Infrastructure’s Share
AS AT MARCH 31, 2013 (US$ MILLIONS)	Utilities	Transport	Energy	Timber	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials
Total assets	$5,469	$4,428	$1,865	$1,014	$(57)	$12,719	$(2,443)	$7,291	$1,947	$19,514

	Brookfield Infrastructure’s Share
AS AT DECEMBER 31, 2012 (US$ MILLIONS)	Utilities	Transport	Energy	Timber	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials
Total asset	$5,525	$4,495	$1,766	$1,017	$(122)	$12,681	$(2,072)	$6,530	$2,579	$19,718

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and Net income attributable to the Partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Utilities
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(43)	$(31)
Attribution to non-controlling interest	44	34

Adjusted EBITDA	1	3
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	10	10
Attribution to non-controlling interest	(17)	(18)

FFO	(6)	(5)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	33	21
Attribution to non-controlling interest	(27)	(16)

Net Income Attributable to Partnership	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, Interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from Investments in Associates increased compared to the first quarter of 2012, primarily as a result of an increase in our ownership interest in our Chilean electricity transmission system in the fourth quarter of 2012 and as a result of the acquisition of our Colombian distribution operations in part-way through the first quarter of 2012, in which non-controlling shareholders hold an 83% economic interest.

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	51

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Transport
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(31)	$(13)
Attribution to non-controlling interest	13	8

Adjusted EBITDA	(18)	(5)
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	17	9
Attribution to non-controlling interest	(8)	(3)

FFO	(9)	1
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	16	5
Attribution to non-controlling interest	(7)	(6)

Net Income Attributable to Partnership	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, Interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from Investments in Associates increased in the first quarter of 2013, versus 2012, primarily as a result of the contribution from our Toll road investments in the second half of 2012.

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Energy
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(27)	$(32)
Attribution to non-controlling interest	8	—

Adjusted EBITDA	(19)	(32)
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	15	17
Attribution to non-controlling interest	(2)	—

FFO	(6)	(15)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	12	15
Attribution to non-controlling interest	(6)	—

Net Income Attributable to Partnership	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, Interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from Investments in Associates for the first quarter of 2013 were largely consistent with prior year as we maintained consistent ownership in the energy businesses that we account for using the equity method.

Attribution to non-controlling interest increased in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to the acquisition of our interest in our district energy business during the current year.

Brookfield Infrastructure Partners | 2013 First Quarter Interim Report	52

	Three months ended March 31
(US$ MILLIONS)	2013	2012
Timber
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$—	$—
Attribution to non-controlling interest	43	28

Adjusted EBITDA	43	28
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	—	—
Attribution to non-controlling interest	(15)	(16)

FFO	28	12
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	—	—
Attribution to non-controlling interest	(28)	(12)

Net Income Attributable to Partnership	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, Interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Attribution to non-controlling interest in the three months ended March 31, 2013 increased compared to the same period in 2012 due to better results as our average realized price and sales volume were higher than the comparative period.

	Three months ended March 31
(US$ MILLIONS)	2012	2011
Other
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$—	$—
Attribution to non-controlling interest	—	—

Adjusted EBITDA	—	—
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	(2)	—
Attribution to non-controlling interest	—	—

FFO	(2)	—
Adjustments to items comprising Net income attributable to Partnership[3]		—
Contributions from Investment in Associates	2	—
Attribution to non-controlling interest	—	—

Net Income Attributable to Partnership	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, Interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

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	Three months ended March 31
(US$ MILLIONS)	2012	2011
Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from Investment in Associates	$(101)	$(77)
Attribution to non-controlling interest	109	70

Adjusted EBITDA	8	(7)
Adjustments to items comprising Adjusted FFO[2]
Contributions from Investment in Associates	40	36
Attribution to non-controlling interest	(42)	(36)

FFO	6	(7)
Adjustments to items comprising Net income attributable to Partnership[3]
Contributions from Investment in Associates	64	40
Attribution to non-controlling interest	$(70)	$(33)

Net Income Attributable to Partnership	—	—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, Interest expense, cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IAS 34 requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing our partnership’s financial statements require the determination of the fair value of property, plant and equipment; the fair value of standing timber; the fair value of investment property; the impairment of goodwill and intangibles with indefinite lives; the fair values in business combinations; and the estimation of useful lives of assets of property, plant and equipment.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior period, and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our partnership’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

The following is a discussion of our critical accounting policies:

Common control transactions

IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard setting bodies. Brookfield Infrastructure’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Statements of Financial Position, Statements of Operating Results, Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

Property, plant and equipment

Brookfield Infrastructure uses the revaluation method of accounting for all classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity

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within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

Standing timber

Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the Statements of Financial Position. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner’s weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change. Brookfield Infrastructure determines fair value using external valuations on an annual basis.

Intangible Assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure’s intangible assets are comprised primarily of conservancy rights, service concession arrangements and customer order backlogs.

Concession arrangements were acquired as part of the acquisition of the Australian coal terminal operation and Chilean toll roads and were recognized at their fair value. The intangible asset at the Australian coal terminal operation relates to the right to control and use a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement (91 years remaining). The intangible assets at the Chilean toll roads relate to the right to control and operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement (20 years remaining).

The conservancy right was acquired as part of the acquisition of the UK Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

The customer order backlog was acquired as part of the acquisition of the UK regulated distribution operation and was recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections as at the acquisition date at the UK regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 50 years.

Derivative Financial Instruments

Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in net income. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Financial Assets and Financial Liabilities, respectively.

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in net income or as a component of equity as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

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Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other expenses.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2013. The impact of adopting these standards on the partnership’s accounting policies and disclosures is as follows:

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 introduces a single control model for consolidation, irrespective of the nature of the investee. An investor exerts power over the investee, has exposure to variable returns and has the ability to use its power to affect the amount of its returns, controls the investee and accordingly, is required to consolidate the investee.

IFRS 10 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current or prior periods presented.

IFRS 11 Joint Arrangements (“IFRS 11”) and IAS 28 Investment in Associates and Joint Ventures (“IAS 28”)

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, entities that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. Accordingly, IAS 28 has been amended to include the application of the equity method to investments in joint ventures.

IFRS 11 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure’s accounting for and presentation of investees for the current and prior periods presented.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 integrates the disclosure requirements of interests in other entities to disclose information about significant judgments and assumptions the investor has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. Entities are also required to provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period.

The disclosures set out in IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period which require such disclosure; these disclosures will be otherwise included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes a single source of guidance for fair value measurements. The Standard defines fair value and establishes a framework for measuring fair value. The scope of IFRS 13 is broad; it applies to both financial instruments and non-financial items for which other IFRSs require or permit fair value measurements, except in specified circumstances. IFRS 13 was applied retrospectively and has not materially impacted the manner in which Brookfield Infrastructure measures its financial and non-financial assets and liabilities.

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In general, the disclosure requirements for the fair value of financial instruments and non-financial items under IFRS 13 are more extensive than those required under previous standards. Certain disclosures required by IFRS 13 are effective for interim consolidated financial statements by virtue of amendments to IAS 34 and have been included in Note 5; remaining disclosure requirements, mainly relating to non-financial items measured at fair value, will be included in Brookfield Infrastructure’s annual consolidated financial statements for the year ended December 31, 2013.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1 (“IAS 1”)

Brookfield Infrastructure has adopted the amendments to IAS 1 on January 1, 2013 with retrospective application. The amendments to IAS 1 require items to be presented in other comprehensive income (“OCI”) in two separate categories: (a) items that could be reclassified to profit or loss at a future point in time (e.g., impact of translation of foreign operations and net movement on cash flow hedges) and; (b) items that will never be reclassified to profit or loss (e.g., revaluation of property, plant and equipment). Income tax on items of other comprehensive income is required to be allocated on the same basis.

Brookfield Infrastructure has amended the consolidated statement of comprehensive (loss) income for all periods presented in the interim condensed and consolidated financial statements to reflect the presentation changes required under these amendments. Since these changes constitute reclassifications within the statements of comprehensive (loss) income, there is no net impact on comprehensive (loss) income.

CONTROLS AND PROCEDURES

As of March 31, 2013, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, or the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Manager. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of March 31, 2013, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

No changes were made in our internal control over financial reporting during the three months ended March 31 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, “positioned to”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, various factors bearing on the timber industry including the impact of the Mountain Pine Beetle invasion, increasing Asian demand and other factors, the extent of our

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corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, recovery of the U.S. housing market, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this Management’s Discussion and Analysis. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

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